Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 3, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 29, 2025, The Nasdaq Stock Market (the "Exchange") received from Westin Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, par value $0.0001, and one right entitling the holder to receive 1/6 of one Class A ordinary share

Class A Ordinary Shares, $0.0001 par value

Rights to receive one-sixth (1/6) of one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

[signature]